September 3, 2019

Leo Chen
Chief Executive Officer
Jumei International Holding Ltd
20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People's Republic of China

       Re: Jumei International Holding Ltd
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           Response Dated August 26, 2019
           File No. 001-36442

Dear Mr. Chen:

       We have reviewed your August 26, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 12, 2019 letter.

Form 20-F for the Fiscal Year Ended December 31, 2018

Consolidated Statements of Comprehensive Income/(Loss), page F-7

1. We reviewed your response to comment 3. Referencing authoritative literature, please tell us your basis for classifying fiscal 2018 legal contingencies as non-operating expenses.
      Refer to Rule 5-03 of Regulation S-X.
 Leo Chen
Jumei International Holding Ltd
September 3, 2019
Page 2

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 with any questions.



FirstName LastNameLeo Chen                              Sincerely,
Comapany NameJumei International Holding Ltd
                                                        Division of Corporation
Finance
September 3, 2019 Page 2                                Office of Consumer
Products
FirstName LastName